Exhibit 99.1

Unaudited Pro Forma Financial Information

Overview

On August 6, 2025 MindWalk Holdings Corp. (formerly “ImmunoPrecise Antibodies Ltd.”) (NASDAQ: HYFT) (“MindWalk” or the “Company”), a biotherapeutics company delivering advanced solutions in biologics and drug discovery, announced the divesture of its Netherlands-based subsidiary, ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”), to AVS Bio for a total enterprise value of $12 million USD. The unaudited pro forma condensed consolidated financial information is based on MindWalk's historical consolidated financial statements as adjusted to give effect to the transaction accounting adjustments in accordance with IFRS to reflect the sale of subsidiary, IPA Europe B.V ("Divestiture").

The Divestiture did not meet the criteria requiring discontinued operations presentation in accordance with IFRS 5 for the fiscal year ended April 30, 2025. The Divestiture is considered a disposition of a significant business under IFRS 5. As a result, the Company prepared the unaudited pro forma condensed consolidated financial statements included herein, which were prepared in accordance with Rule 3-05 of Regulation S-X and are based on historical financial information of the Company. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the Divestiture and (ii) factually supportable. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report as is permitted by such rules and regulations.

Unaudited Pro Forma Condensed Consolidated Financial Information

The accompanying unaudited pro forma condensed consolidated financial information includes pro forma adjustments that are directly attributable to the Divestiture and are factually supportable. Pro forma adjustments are presented for informational purposes only and are described in the accompanying notes based on information and assumptions currently available at the time of furnishing this Form 6 -K with which unaudited pro forma condensed consolidated financial information is included as an exhibit. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what the Company's results of operations or financial condition would have been had the Divestiture been completed on the dates indicated below. In addition, it is not necessarily indicative of the Company's future results of operations or financial condition and does not reflect all actions that have been or may be taken by the Company following the Divestiture.

The accompanying unaudited pro forma condensed consolidated financial statements are based on the audited consolidated financial statements and accompanying notes included in the Annual Report on Form 20-F, for the fiscal year ended April 30, 2025. The unaudited pro forma condensed consolidated balance sheet as of April 30, 2025 gives effect to the Divestiture as if it had occurred on April 30, 2024. The unaudited pro forma condensed consolidated statement of operations for year ended April 30, 2025 gives effect to the Divestiture as if it had occurred on May 1, 2022.

MINDWALK HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF FINACIAL POSITION

(Unaudited - Expressed in Canadian dollars)

	Year Ended April 30, 2025
(in thousands)	Note	Historical	Commercial Divesture Note 1	Other Transaction Adjustment	Pro Forma
ASSETS
Current assets
Cash	2	10,665	(1,248)	14,076	23,493
Amounts receivable, net		4,115	(2,551)	—	1,564
Tax receivable	4	143	(10)	12	145
Inventory		2,095	(1,578)	—	517
Unbilled revenue		548	(276)	—	272
Prepaid expenses	3	1,188	—	11	1,199
		18,754	(5,663)	14,099	27,190
Restricted cash		126	—	—	126
Deposit on equipment		502	(477)	—	25
Property and equipment		15,762	(11,407)	—	4,355
Intangible assets		1,067	(1,067)	—	—
Goodwill		8,230	(8,230)	—	—
Total assets		44,441	(26,844)	14,099	31,696
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		5,283	(887)	—	4,396
Deferred revenue		1,090	(605)	—	485
Tax payable	4	475	(487)	12	—
Leases		1,850	(1,467)	—	383
Deferred acquisition payments		314	—	—	314
		9,012	(3,446)	12	5,578
Leases		11,553	(8,251)	—	3,302
Deferred income tax liability	3	250	(261)	11	—
Total liabilities		20,815	(11,958)	23	8,880
SHAREHOLDERS' EQUITY
Share capital	5	136,371	(83)	83	136,371
Contributed surplus		12,833	—	—	12,833
Accumulated other comprehensive income		3,216	(836)	—	2,380
Accumulated deficit	2, 5	(128,794)	(13,967)	13,993	(128,768)
		23,626	(14,886)	14,076	22,816
Total liabilities and shareholders’ equity		44,441	(26,844)	14,099	31,696

MINDWALK HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Year Ended April 30, 2025
(in thousands, except share data)	Note	Historical	Commercial Divesture Note 1	Other Transaction Adjustment	Pro Forma
REVENUE		24,520	(15,207)	—	9,313
COST OF SALES		10,972	(7,390)	—	3,582
GROSS PROFIT		13,548	(7,817)	—	5,731
EXPENSES
Research and development		4,943	(642)	—	4,301
Sales and marketing		4,298	(751)	—	3,547
General and administrative		14,735	(2,658)	—	12,077
Impairment of intangible assets		21,184	—	—	21,184
Amortization of intangible assets		1,948	(418)	—	1,530
		47,108	(4,469)	—	42,639
Loss before other income (expenses) and income taxes		(33,560)	(3,348)	—	(36,908)
OTHER INCOME (EXPENSES)
Accretion		(10)	—	—	(10)
Grant and subsidy income		180	(43)	—	137
Interest and other (expense) income		(283)	(13)	—	(296)
Unrealized foreign exchange (loss) gain		(594)	38	—	(556)
		(707)	(18)	—	(725)
Loss before income taxes		(34,267)	(3,366)	—	(37,633)
Income taxes		4,033	450	—	4,483
NET LOSS FOR THE PERIOD		(30,234)	(2,916)	—	(33,150)
LOSS PER SHARE – BASIC AND DILUTED		(0.91)			(0.99)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		33,385,499			33,385,499

MINDWALK HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Year Ended April 30, 2024
(in thousands, except share data)	Note	Historical	Commercial Divesture Note 1	Other Transaction Adjustment	Pro Forma
REVENUE		24,518	(15,585)	—	8,933
COST OF SALES		12,465	(7,623)	—	4,842
GROSS PROFIT		12,053	(7,962)	—	4,091
EXPENSES
Research and development		4,043	(304)	—	3,739
Sales and marketing		3,543	(687)	—	2,856
General and administrative		15,592	(2,952)	—	12,640
Impairment of goodwill		11,161	—	—	11,161
Impairment of intangible assets		3,870	—	—	3,870
Amortization of intangible assets		2,968	(602)	—	2,366
		41,177	(4,545)	—	36,632
Loss before other income (expenses) and income taxes		(29,124)	(3,417)	—	(32,541)
OTHER INCOME (EXPENSES)
Accretion		(19)	—	—	(19)
Grant and subsidy income		331	(31)	—	300
Interest and other (expense) income		23	(1)	—	22
Unrealized foreign exchange (loss) gain		86	(10)	—	76
		421	(42)	—	379
Loss before income taxes		(28,703)	(3,459)	—	(32,162)
Income taxes		2,588	272	—	2,860
NET LOSS FOR THE PERIOD		(26,115)	(3,187)	—	(29,302)
LOSS PER SHARE – BASIC AND DILUTED		(1.02)			(1.14)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,635,526			25,635,526

MINDWALK HOLDINGS CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Year Ended April 30, 2023
(in thousands, except share data)	Note	Historical	Commercial Divesture Note 1	Other Transaction Adjustment	Pro Forma
REVENUE		20,665	(13,938)	—	6,727
COST OF SALES		9,102	(6,484)	—	2,618
GROSS PROFIT		11,563	(7,454)	—	4,109
EXPENSES
Research and development		14,101	(263)	—	13,838
Sales and marketing		3,608	(668)	—	2,940
General and administrative		15,383	(1,809)	—	13,574
Impairment of goodwill		2,460	—	—	2,460
Amortization of intangible assets		4,414	(1,995)	—	2,419
		39,966	(4,735)	—	35,231
Loss before other income (expenses) and income taxes		(28,403)	(2,719)	—	(31,122)
OTHER INCOME (EXPENSES)
Accretion		(30)	—	—	(30)
Grant and subsidy income		332	—	—	332
Interest and other (expense) income		122	(21)	—	101
Unrealized foreign exchange (loss) gain		227	13	—	240
		651	(8)	—	643
Loss before income taxes		(27,752)	(2,727)	—	(30,479)
Income taxes		1,192	(237)	—	955
NET LOSS FOR THE PERIOD		(26,560)	(2,964)	—	(29,524)
LOSS PER SHARE – BASIC AND DILUTED		(1.07)			(1.19)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		24,897,185			24,897,185

MINDWALK HOLDINGS CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Canadian dollars)

1.
COMMERCIAL BUSINESS DISCONTINUED OPERATIONS

The Commercial Divesture reflects the Company's current best estimate of the assets, liabilities, stockholders' equity, revenue, and expenses of the Commercial Business prepared in accordance with IFRS-5.

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared to illustrate the effects of the disposition as if it had occurred on the years ended April 30, 2025, 2024 and 2023, as presented.

The unaudited pro forma condensed consolidated statements of operations for the years ended April 30, 2025, 2024 and 2023 present continuing operations as if IPA Europe had been divested at the beginning of the periods presented. The unaudited pro forma condensed consolidated balance sheet as of April 30, 2025 reflects the removal of assets and liabilities sold.

These pro forma financial statements are presented for informational purposes only and are not necessarily indicative of the Company’s financial position or results of operations had the transaction been completed on the dates assumed, nor are they necessarily indicative of the Company’s future results.

The amounts are considered preliminary, and as such, actual results could materially differ from these estimates.

2.
ADJUSTMENT FOR CASH PROCEEDS

On August 6, 2025, MindWalk Holdings Corp. (formerly ImmunoPrecise Antibodies Ltd.), a biotherapuetics company delivering solutions in biologics and drug discovery, announced the divestiture of the Netherlands-based subsidiary, ImmunoPrecise Antibodies (Europe) B.V. to AVS Bio for a total enterprise value of U.S. $12 million. The transaction generated U.S. $11.7 million in net proceeds. The divestiture included the purchase of the net assets of IPA Europe B.V., including the Oss and Utrecht locations.

The impact of this transaction will be reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026, subject to the customary post-closing adjustments. The final amount of the gain or loss has not yet been determined as the purchase price adjustments are ongoing.

The adjustment reflects the net proceeds received on the divestiture, net of transaction costs, certain escrows and estimated working capital adjustments. The escrow funds will be available to indemnify AVS Bio, pursuant to and in accordance with the SPA agreement between IPA Europe and AVS Bio, dated August 6, 2025.

3.
RECLASS DEFERRED TAX LIABILITY

The adjustment reflects a reclass from deferred tax liability to deferred tax asset.

4.
RECLASS OF TAX PAYABLE

The adjustment reflects a reclass from tax payable to tax receivable as a result of the transaction.

5.
ADJUSTMENT TO SHARE CAPITAL and ACCUMULATED DEFICIT

Adjustment reflects the elimination of shared capital and accumulated deficit in consolidation.